Mail Stop 4561

July 1, 2008

VIA U.S. MAIL AND FAX 864-239-5824

Stephen B. Waters
Vice President
Drexel Burnham Lambert Real Estate Associates II
55 Beattie Place
P.O. Box 1089
Greenville, SC 29602

> **Re:** **Drexel Burnham Lambert Real Estate Associates II**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 31, 2008**
> **File No. 002-85829**

Dear Mr. Waters:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Stephen B. Waters
Drexel Burnham Lambert Real Estate Associates II
July 1, 2008
Page 2

Form 10-KSB for the fiscal year ended December 31, 2007

Item 2. Description of Property

Capital Improvements

1.   It appears you capitalized casualty repairs during 2007. Please tell us the nature of these repairs and how you determined these repairs were appropriate to capitalize.

Financial Statements

Notes to Financial Statements

Note G – Casualty Gain

2.   Please tell us how management determined that the reduction in estimated cleanup costs was due to a change in estimate and not a correction of an error. Please refer to SFAS 154.

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief